NISCAYAH

82-35019

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

09046058

SEC
Mail Processing
Section

MAY 11 2009

Washington, DC
101

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

SUPPL

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

82-35019

NISCAYAH

PRESS RELEASE

Stockholm 09 04 21

Annual General Meeting of Niscayah Group AB (publ)

At today's Annual General Meeting of Niscayah Group AB (publ) the following was resolved:

Board of Directors

The Annual General Meeting resolved that the number of board members shall be seven with no deputy members. The Meeting re-elected Jorma Halonen, Carl Douglas, Tomas Franzén, Eva Lindqvist, Juan Vallejo, Anders Böös and Ulrik Svensson as board members for the period up to and including the Annual General Meeting 2010. The Meeting re-elected Jorma Halonen as Chairman of the Board.

The fee to the board members was determined to SEK 2,000,000 in total (including consideration for committee work) to be distributed among the board members as follows: SEK 600,000 to the Chairman of the Board and SEK 250,000 to each of the other board members, except the CEO. As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 100,000 and other members of the Audit Committee SEK 50,000. At the subsequent Statutory Meeting of the Board, Ulrik Svensson and Anders Böös were elected as members of the Audit Committee.

Nomination Committee

The Meeting resolved that the Nomination Committee shall consist of five members. The Meeting re-elected Gustaf Douglas (Säkl AB and Investment AB Latour), Mikael Ekdahl (Melker Schörling AB), Marianne Nilsson (Swedbank Robur fonder) and Mats Tunér (SEB Fonder) and elected Magnus Landare (Alecta) as members of the Nomination Committee for the period up until the Annual General Meeting 2010. Gustaf Douglas was re-elected as Chairman of the Nomination Committee.

Dividend

In accordance with the proposal of the Board, the Meeting resolved to declare a dividend of SEK 0.30 per share. Friday 24 April 2009 was determined as record date for the dividend, and payment from Euroclear Sweden AB (previously VPC AB) is expected to commence on Wednesday 29 April 2009.

Niscayah Group AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden. **Visiting Address:** Lindhagensplan 70
Phone: +46 10 458 80 00, **Fax:** +46 8 619 06 36. www.niscayah.com

NISCAYAH

Guidelines for remuneration to senior executives

The Annual General Meeting resolved on adoption of guidelines for remuneration to senior executives principally entailing that the remuneration and other terms of employment shall be competitive and in accordance with market conditions in order to ensure that the company will be able to attract and keep competent senior executives. In addition to a fixed annual salary the group management may also receive a variable remuneration, which shall have a predetermined cap and shall be based on the outcome in relation to earnings targets within the individual area of responsibility (and in certain cases other key ratios). The variable remuneration shall vary between zero and the following maximum amounts; 75 per cent of the fixed annual salary for the CEO and a maximum of 60-75 per cent of the fixed annual salary for other individuals of the group management. The undertakings of the company as regards variable remuneration, may at maximal outcome as regards the present members of the senior management during 2009, amount to a maximum of MSEK 10. Apart from the above mentioned variable remuneration resolved upon, share-related or share-price related incentive programs can be resolved upon from time to time. Pension entitlements for senior executives shall apply from 65 years at the earliest. The pension plans shall mainly be defined contribution plans. Other benefits, e.g. extra health insurance or corporate health care, shall be paid to the extent that they are assessed as being commercially competitive for senior executives in equivalent positions on the market where the executive operates. In case of notice of termination by the company, the notice period for all senior executives shall amount to a maximum of 12 months and 24 months for the CEO. Severance payment, not exceeding 12 months basic salary, may be paid after the end of the notice period. In case of resignation by a senior executive, the notice period shall amount to a maximum of 6 months and no severance payment shall be awarded. The Board of Directors shall be entitled to deviate from the guidelines in an individual case, if there are specific reasons for such deviation.

Conditional amendment of the Articles of Association

The Annual General Meeting resolved in accordance with the Board's proposal to amend § 7 of the Articles of Association entailing that a notice convening a General Meeting shall be published in Post- och Inrikes Tidningar (the Swedish Official Gazette) and on the company's web site, whereby it shall be announced in Dagens Industri that notice of a General Meeting has been given. The Meeting's resolution was made conditional upon that an amendment regarding the manner for convening a General Meeting in the Swedish Companies Act has entered into force, entailing that the proposed wording of § 7 will be in accordance with the Companies Act.

82-35019

NISCAYAH

This press release is also available on www.niscayah.com

For further information: Else Trägårdh, Investor Relations + 46 10 458 8080

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication on April 21, 2009 at 18,30